Exhibit 99.1

Rockfish Seafood Grill, Inc.

Independent Auditor’s Report and Consolidated Financial Statements

December 28, 2016 and December 30, 2015

Rockfish Seafood Grill, Inc.

December 28, 2016 and December 30, 2015

Independent Auditor’s Report

Board of Directors

Rockfish Seafood Grill, Inc.

Richardson, Texas

We have audited the accompanying consolidated financial statements of Rockfish Seafood Grill, Inc. and its subsidiary (Company), which comprise the consolidated balance sheets as of December 28, 2016 and December 30, 2015, and the related consolidated statements of operations, changes in stockholder’s deficit and cash flows for the years ended December 28, 2016 and December 30, 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Board of Directors

Rockfish Seafood Grill, Inc.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rockfish Seafood Grill, Inc. and its subsidiary as of December 28, 2016 and December 30, 2015, and the results of their operations and their cash flows for the years ended December 28, 2016 and December 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

Dallas, Texas

September 26, 2017

Rockfish Seafood Grill, Inc.

 Consolidated Balance Sheets

	December 28,	December 30,
	2016	2015
Assets
Current Assets
Cash	$24,641	$-
Inventories	129,318	163,521
Prepaid expenses and other current assets	29,656	311,840
Total current assets	183,615	475,361

Property and Equipment, Net	3,043,344	3,854,875

Other Assets
Intangibles, net	526,250	673,750
Deposits	64,415	64,415
Other	92,500	17,058
Total other assets	683,165	755,223
Total assets	$3,910,124	$5,085,459

Liabilities and Stockholder’s Deficit

Current Liabilities
Bank overdraft	$205,309	$132,209
Related party debt	8,027,034	1,051,000
Accounts payable	1,855,450	1,841,329
Accrued expenses	403,203	781,955
Related party accrued interest	529,137	131,814
Deferred revenue	30,687	25,112
Total current liabilities	11,050,820	3,963,419

Long-term Liabilities
Related party debt	-	6,164,534
Deferred rent	510,550	517,666
Total long-term liabilities	510,550	6,682,200
Total liabilities	11,561,370	10,645,619

Stockholder’s Deficit
Common stock, $.001 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	1	1
Additional paid-in capital	9,029,237	9,029,237
Accumulated deficit	(16,680,484)	(14,589,398)
Total stockholder’s deficit	(7,651,246)	(5,560,160)
Total liabilities and stockholder’s deficit	$3,910,124	$5,085,459

See Notes to Consolidated Financial Statements

Rockfish Seafood Grill, Inc.

Consolidated Statements of Operations

	Year Ended	Year Ended
	December 28,	December 30,
	2016	2015
Restaurant Revenue	$19,990,193	$21,367,068
Cost of Revenues	6,452,953	7,100,410

Gross profit	13,537,240	14,266,658

Operating Costs and Expenses
Restaurant expenses	11,804,952	12,453,887
Depreciation and amortization of property and equipment and intangibles	884,322	759,704
Impairment loss	192,728	-
General and administrative	1,687,292	1,741,870
Total operating costs and expenses	14,569,294	14,955,461

Operating Loss	(1,032,054)	(688,803)

Related Party Interest Expense	1,020,910	863,104

Provision for State Income Taxes	38,122	32,000

Net Loss	$(2,091,086)	$(1,583,907)

See Notes to Consolidated Financial Statements

Rockfish Seafood Grill, Inc.

Consolidated Statements of Changes in Stockholder’s Deficit

Years Ended December 28, 2016 and December 30, 2015

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance, December 24, 2014	1,000	$1	$4,712,313	$(13,005,491)	$(8,293,177)

Net loss	-	-	-	(1,583,907)	(1,583,907)

Debt and accrued interest forgiven by ultimate parent recorded as capital contributions	-	-	4,316,924	-	4,316,924

Balance, December 30, 2015	1,000	1	9,029,237	(14,589,398)	(5,560,160)

Net loss	-	-	-	(2,091,086)	(2,091,086)

Balance, December 28, 2016	1,000	$1	$9,029,237	$(16,680,484)	$(7,651,246)

See Notes to Consolidated Financial Statements

Rockfish Seafood Grill, Inc.

Consolidated Statements of Cash Flows

	Year Ended	Year Ended
	December 28,	December 30,
	2016	2015
Operating Activities
Net loss	$(2,091,086)	$(1,583,907)
Items not requiring (providing) cash
Depreciation and amortization of property and equipment and intangibles	884,322	759,704
Noncash interest expense	17,058	34,612
Impairment loss	192,728	-
Paid in kind interest on related party debt	381,500	214,534
Changes in
Inventories	34,203	8,592
Prepaid expenses and other current assets	282,184	(298,717)
Other assets	(92,500)	-
Accounts payable	14,121	259,221
Accrued expenses	(378,752)	(189,095)
Deferred revenue	5,575	(185)
Deferred rent	(7,116)	179,350
Related party accrued interest	397,323	455,412

Net cash used in operating activities	(360,440)	(160,479)

Investing Activities
Purchase of property and equipment	(118,019)	(1,226,199)

Net cash used in investing activities	(118,019)	(1,226,199)

Financing Activities
Bank overdraft	73,100	132,209
Proceeds from issuance of related party debt	430,000	1,051,000

Net cash provided by financing activities	503,100	1,183,209

Increase (Decrease) in Cash	24,641	(203,469)

Cash, Beginning of Period	-	203,469

Cash, End of Period	$24,641	$-

Noncash Financing Activities
Related party debt and accrued interest forgiven and recorded as capital contributions	$-	$4,316,924

Supplemental Cash Flows Information
Interest paid	$206,279	$154,232
State income taxes paid	$57,330	$30,063

See Notes to Consolidated Financial Statements

Rockfish Seafood Grill, Inc.

 Notes to Consolidated Financial Statements

 December 28, 2016 and December 30, 2015

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rockfish Seafood Grill, Inc. is a Delaware Corporation formed on June 18, 2008, for the purpose of acquiring the net assets of Rockfish Seafood Grill, LLC on July 28, 2008. The Company currently operates 11 restaurants in Texas under the name Rockfish Seafood Grill. The Company is 100% owned by Rockfish Holdings, LLC (Parent). Rockfish Seafood Grill, Inc. owns 100% of a subsidiary, Rockfish Beverage Corporation, Inc. (collectively, the Company).

The consolidated financial statements include the accounts of Rockfish Seafood Grill, Inc. and its 100% owned subsidiary. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include, but are not limited to the assessment of recoverability of property and equipment and intangible assets.

Fiscal Year

The Company reports on a 52/53 week period. The year ended December 28, 2016, consisted of 52 weeks and the year ended December 30, 2015, consisted of 53 weeks.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less and credit card clearing accounts to be cash equivalents.

Inventory

Inventories consist of food, beverages and alcohol, and are stated at the lower of cost or market using the first-in, first-out method.

Rockfish Seafood Grill, Inc.

 Notes to Consolidated Financial Statements

 December 28, 2016 and December 30, 2015

Property and Equipment

Property and equipment are stated at the fair value established at the date the Company acquired the assets in a business combination or cost, less accumulated depreciation and amortization. Depreciation and amortization is charged to expense on the straight-line basis over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the expected lease term or their respective estimated useful lives. The estimated lease term is based on the likely period of the leasing arrangement including renewal periods.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Leasehold improvements	11-15 years
Restaurant equipment	5-10 years
Furniture, fixtures and computer equipment	3-7 years

Intangible Assets

Effective June 28, 2012, the beginning of fiscal 2013, the Company began amortizing the tradename and recipes on a straight-line basis over their respective estimated remaining useful lives. The Company assigned a 10-year life for the tradename and a five-year life for the recipes. During the years ended December 28, 2016 and December 30, 2015, because of operating performance indicators, the Company determined that impairment indicators did exist and performed an impairment test for its tradename and recipes. That analysis includes estimates such as projected revenues (Level 3 input), royalty rates and discount rates. Management concluded that these assets were not impaired. Level 3 inputs are unobservable inputs supported by little or no market activity and are significant inputs to the fair value determination of assets or liabilities.

Long-lived Assets Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Rockfish Seafood Grill, Inc.

 Notes to Consolidated Financial Statements

 December 28, 2016 and December 30, 2015

During the years ended December 28, 2016 and December 30, 2015, the Company determined that impairment indicators for certain restaurant locations indicated that the carrying value of leasehold improvements, equipment and furniture and fixtures may not be recoverable. The impairment indicators resulted from poor operating performance at these locations. An impairment charge of approximately $193,000 was recorded during the year ended December 28, 2016 related to one restaurant location and no impairment charge was recorded during the year ended December 30, 2015. Fair value was determined using projected cash flows of the respective discrete locations which are considered to be Level 3 fair value inputs. Level 3 inputs are unobservable inputs supported by little or no market activity and are significant inputs to the fair value determination of assets or liabilities. The impairment losses have been recorded in the accompanying consolidated statements of operations.

Deferred Rent

Certain of the Company’s operating leases contain predetermined fixed increases of the minimum rental rate during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the minimum lease term plus expected renewals and records the difference between the amounts charged to expense and the rent paid as deferred rent. Any lease incentives or allowances are recorded as deferred rent and amortized on a straight-line basis over the expected life of the lease as a reduction in rent expense.

Revenue Recognition

Revenue from the sale of food, beverage and alcohol is recognized as the products are sold. Proceeds from the sale of gift cards are recorded as deferred revenue. The Company also records into revenue an estimate of gift cards that are not expected to be redeemed based on historical redemption patterns. Promotions and comps, totaling approximately $960,000 and $973,000 for the years ended December 28, 2016 and December 30, 2015, respectively, are recorded as a reduction to revenues.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Rockfish Seafood Grill, Inc.

 Notes to Consolidated Financial Statements

December 28, 2016 and December 30, 2015

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more- likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely -than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of operations on a net basis and accordingly, are not included in revenues.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 28, 2016 and December 30, 2015, totaled approximately $148,000 and $166,000, respectively, and is included in restaurant expenses in the accompanying consolidated statements of operations.

Pre-opening Expenses

Salaries, personnel training costs and other expenses of opening new restaurants are charged to expense as incurred.

Note 2: Liquidity Matters and Management’s Plans

The Company incurred a net loss of approximately $2,091,000 and used cash in operations of approximately $ 360,000 during the year ended December 28, 2016. At December 28, 2016, the Company had a working capital deficiency of approximately $11,000,000.

Rockfish Seafood Grill, Inc.

 Notes to Consolidated Financial Statements

 December 28, 2016 and December 30, 2015

In March 2015, the Company restated their related party notes to increase the face value of the note to $6,517,686, to remove the financial covenants under the agreement and to extend the maturity date of the note to March 31, 2018. During March 2015, Capital Point’s membership interest in Rockfish Holdings, LLC and related party notes was acquired by Princeton Capital Corporation (Princeton), with Princeton becoming the majority owner. In June 2015, the Company restated their related party note with Princeton to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments. Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 at December 31, 2016, leaving $10,000 available under the revolver. The note bears interest at 8% and matured June 29, 2017. The Company recorded the debt forgiveness as a contribution to capital of approximately $4,317,000 during the year ended December 30, 2015. During the year ended December 28, 2016, the Company failed to pay required interest payments on both its notes with Princeton and the notes are in default.

To address operating performance among other steps, management has continued to reduce operating costs which will impact the year ended 2017 positively. The Company’s ability to service its debt and other obligations as they come due is dependent on continuing to improve its performance, the continued willingness of its majority owner, Princeton, to not require repayments of debt or accrued interest and the continued financial support to provide the necessary funding to support operating cash flow needs. Rockfish received a written commitment from Princeton to fund operating cash flow needs through December 31, 2018.

Note 3: Property and Equipment

Property and equipment consists of the following:

	December 28,	December 30,
	2016	2015
Leasehold improvements	$5,950,762	$6,572,693
Furniture, fixtures and computer equipment	642,785	665,885
Restaurant equipment	1,549,127	1,682,384
Total	8,142,674	8,920,962
Less accumulated depreciation and amortization	(5,099,330)	(5,066,087)
Property and equipment, net	$3,043,344	$3,854,875

Depreciation and amortization expense of property and equipment for the years ended December 28, 2016 and December 30, 2015, totaled $736,822 and $612,204, respectively.

Rockfish Seafood Grill, Inc.

 Notes to Consolidated Financial Statements

 December 28, 2016 and December 30, 2015

Note 4: Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets were as follows:

	December 28, 2016
		Accumulated
	Gross	Amortization	Net
Amortized intangible assets
Tradename	$895,000	$(398,250)	$496,750
Recipes	295,000	(265,500)	29,500

Intangible assets	$1,190,000	$(663,750)	$526,250

	December 30, 2015
		Accumulated
	Gross	Amortization	Net
Amortized intangible assets
Tradename	$895,000	$(309,750)	$585,250
Recipes	295,000	(206,500)	88,500

Intangible assets	$1,190,000	$(516,250)	$673,750

Amortization expense for the years ended December 28, 2016 and December 30, 2015, was $147,500, respectively. At December 28, 2016, and the weighted-average remaining amortization period was 5.23 years.

Estimated future amortization of intangible assets are as follows for the year ending after December 28, 2016:

2017	$118,000
2018	88,500
2019	88,500
2020	88,500
2021	88,500
Thereafter	54,250
$526,250

Rockfish Seafood Grill, Inc.

 Notes to Consolidated Financial Statements

 December 28, 2016 and December 30, 2015

Note 5: Related Party Debt and Accrued Interest

In March 2015, Capital Point’s membership interest in Rockfish Holdings, LLC and related party note were acquired by Princeton Capital Corporation (Princeton), with Princeton becoming the majority owner.

In March 2015, the Company restated their related party note and note agreement with Capital Point to increase the face value of the note to combine the $5,950,000 senior note balance and $567,686 unsecured advances into a $ 6,517,686 note payable and to remove the financial covenants under the agreement and to extend the maturity date of the note to March 31, 2018. In June 2015, the Company restated their related party note with Princeton to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments.

In connection with this agreement, Princeton converted $567,686 of debt, and all outstanding accrued interest of $3,749,238 to equity. This resulted in a total contribution to equity of $4,316,924. Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The note bears interest at 8% and matured June 29, 2017.

At December 28, 2016, the remaining outstanding debt with Princeton consists of a $5,950,000 senior secured promissory note plus accrued paid in kind interest of $ 596,035 rolled into this note balance that is due in March 2018, and a senior revolving note with a balance of $1,481,000 that was due in June 2017. At December 28, 2016, accrued interest due to Princeton totaled approximately $529,000. During the year ended December 28, 2016, the Company failed to pay required interest payments and both notes are in default. As a result, both promissory notes are classified as currently due in the accompanying December 28, 2016 consolidated balance sheet.

Note 6: Stock Options

The Company issued stock options to two executive members of management during the year ended June 26, 2013. The stock options vest over a period of 10 years and expire if unexercised after 10 years. The options have accelerated vesting provisions if certain financial performance measures are met or a change of control event occurs. During the year ended December 30, 2015, 103.8961 options were canceled. At December 28, 2016 and December 30, 2015, there were

194. 8052 options outstanding all of which had vested. The value of these options at the grant date was determined to be insignificant.

Note 7: Related Party Transactions

The Company had a management agreement with Princeton (formerly Capital Point) . The Management Agreement provided for semi-annual payments of $125,000 payable in advance. The agreement was terminated during the year ended December 30, 2015. During the year ended December 30, 2015, the Company incurred no management fees.

Rockfish Seafood Grill, Inc.

 Notes to Consolidated Financial Statements

 December 28, 2016 and December 30, 2015

Note 8: Operating Leases

The Company leases restaurant facilities and office space under operating leases having terms expiring at various dates through September 2024. Generally, the restaurant leases have renewal clauses to extend the terms of the various leases for periods ranging from 5-20 years at the option of the Company. Certain restaurant leases contain provisions for contingent rent based upon a percentage of gross sales, as defined in the lease agreements. Rent expense for the years ended December 28, 2016 and December 30, 2015, was approximately $1,890,000 and $1,495,000, respectively. No contingent rental amounts were incurred during the years ended December 28, 2016, and December 30, 2015.

Future minimum lease payments at December 28, 2016, were as follows:

2017	$1,107,283
2018	530,397
2019	450,003
2020	464,160
2021	403,792
Thereafter	1,130,610
$4,086,245

Note 9: Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and two state jurisdictions. Deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. The temporary differences that give rise to the Company’s deferred tax assets and liabilities at December 28, 2016 and December 30, 2015, are as follows:

	2016	2015
Current deferred tax asset (liability)
Accrued expenses	$32,100	$26,900
Deferred rent	173,600	176,000
Other	5,600	22,400
Valuation allowance	(211,300)	(225,300)
Total current deferred tax asset	$-	$-
Long-term deferred tax asset (liability)

Property and equipment	$227,400	$124,600
Related party interest	312,400	117,700
Intangibles	517,300	589,000
Net operating loss carryforward	3,026,500	1,917,700
Valuation allowance	(4,083,600)	(2,749,000)
Total long-term deferred tax asset	$-	$-

Rockfish Seafood Grill, Inc.

 Notes to Consolidated Financial Statements

 December 28, 2016 and December 30, 2015

Differences between statutory income tax rates and the Company’s effective income tax rate for the years ended December 28, 2016 and December 30, 2015, were primarily caused by the increase in the valuation allowance, which at December 28, 2016 and December 30, 2015, totaled approximately $4,295,000 and $2,974,000, respectively, amounts not deductible for income tax purposes and other adjustments. The valuation allowance increased by approximately $1,320,000 from December 30, 2015 to December 28, 2016, and decreased by approximately $1,386,000 from the prior fiscal year end to December 30, 2015. The Company has a federal net operating loss carryforward of approximately $8,901,000 at December 28, 2016, that begins to expire in 2029. The net operating loss carryforward may be limited because of ownership changes as defined in Section 382 of the Internal Revenue Code.

Note 10: Accrued Expenses

Accrued expenses consist of the following:

	December 28,	December 30,
	2016	2015
Payroll and payroll related	$157,375	$378,062
Property taxes	91,299	47,062
Sales and use taxes	112,668	276,444
Other	41,861	80,387
Total	$403,203	$781,955

Note 11: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Rockfish Seafood Grill, Inc.

 Notes to Consolidated Financial Statements

 December 28, 2016 and December 30, 2015

Vendor Concentrations

Purchases from two vendors represented approximately 67% and 65% of the Company’s cost of revenues for the years ended December 28, 2016 and December 30, 2015, respectively.

Note 12: Subsequent Events

Subsequent events have been evaluated through September 26, 2017, which is the date the consolidated financial statements were available to be issued.